Annual Stockholder Meeting Results:

PCM held its annual meeting of stockholders on April 30, 2013.
Stockholders voted as indicated below:

                                                         Withheld
                                          Affirmative    Authority

Re-election of James A. Jacobson
-Class I to serve until the annual meeting
for the 2016 fiscal year	           10,103,933    219,295
Re-election of William B. Ogden, IV
-Class I to serve until the annual meeting
for the 2016 fiscal year                   10,128,658    194,570


The other members of the Board of Directors at the time of the meeting, namely, Messrs. Hans W.Kertess, Deborah A. DeCotis, John C. Maney* and Alan Rappaport continued to serve as Directors of PCM.

* Interested Director